Exhibit 99.1

Futu Announces Third Quarter 2024 Unaudited Financial Results and Special Cash Dividend

HONG KONG, November 19, 2024 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Operational Highlights

•	Total number of paying clients[1] increased 33.1% year-over-year to 2,196,647 as of September 30, 2024.

•	Total number of registered clients[2] increased 22.8% year-over-year to 4,284,786 as of September 30, 2024.

•	Total number of users[3] increased 14.4% year-over-year to 24.1 million as of September 30, 2024.

•	Total client assets increased 48.1% year-over-year to HK$693.4 billion as of September 30, 2024.

•	Daily average client assets were HK$593.2 billion in the third quarter of 2024, an increase of 23.4% from the same period in 2023.

•	Total trading volume in the third quarter of 2024 increased by 74.7% year-over-year to HK$1.90 trillion, in which trading volume for U.S. stocks was HK$1.53 trillion, and trading volume for Hong Kong stocks was HK$347.7 billion.

•	Daily average revenue trades (DARTs)[4] in the third quarter of 2024 increased 68.0% year-over-year to 698,811.

•	Margin financing and securities lending balance increased 25.5% year-over-year to HK$40.6 billion as of September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Total revenues increased 29.6% year-over-year to HK$3,436.1 million (US$442.3 million).

•	Total gross profit increased 27.0% year-over-year to HK$2,811.3 million (US$361.8 million).

•	Net income increased 20.9% year-over-year to HK$1,319.2 million (US$169.8 million).

•	Non-GAAP adjusted net income[5] increased 20.8% year-over-year to HK$1,398.4 million (US$180.0 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We acquired 154 thousand paying clients in the third quarter, up 138.0% year-over-year and flattish quarter-over-quarter. In the first nine months of the year, we acquired 487 thousand paying clients and we expect full year growth to comfortably exceed our guidance of 550 thousand, thanks to resilient growth in established markets and strong momentum in newer ones.”

“Hong Kong and Singapore altogether contributed over one-third of new paying clients. In these two markets, we continued to optimize the efficiency of our various client acquisition channels and launched effective marketing campaigns to capitalize on favorable market dynamics. Malaysia was again the top contributor of new paying clients, as we continued to invest in our brand and rolled out new products, such as U.S. options trading and money market funds. We brought in a steady number of paying clients in Japan, although the sluggish performance of Japan equities weighed on client acquisition.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users with one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets grew 48.1% year-over-year and 19.7% quarter-over-quarter to HK$693.4 billion. We witnessed another quarter of strong net asset inflow across markets, but the majority of asset growth this quarter was driven by the appreciation of clients’ stock holdings towards quarter end. In Singapore, total and average client assets rose by 18% and 10% quarter-over-quarter, respectively. We are also encouraged to see that average client assets in U.S., Canada, and Australia all recorded double-digit sequential growth for three consecutive quarters. Margin financing and securities lending balance moderated to HK$40.6 billion as some clients took profit amid the rally of China equities, but the daily average balance experienced single-digit quarter-over-quarter growth.”

“Total trading volume was HK$1.90 trillion, up 74.7% year-over-year and 17.4% quarter-over-quarter. U.S. stocks trading volume increased by 22.9% sequentially to HK$1.53 trillion as trading turnover of U.S. technology stocks and leveraged ETFs surged amid heightened volatility in August. Hong Kong stock trading volume was HK$347.7 billion, down 2.8% quarter-over-quarter. Trading activities were rather muted in July and August as Hong Kong equities stayed range-bound. However, clients were quick to react to the market rally in late September. In the week of September 23, trading volume of Hong Kong stocks surged by 267% week-over-week.”

“Wealth management asset balance was HK$97.3 billion, up 87.5% year-over-year and 21.9% quarter-over-quarter, primarily driven by inflow into money market funds and fixed income funds. As of quarter end, 27% of our paying clients held wealth management products, up from 25% in the second quarter. We launched ETF-based robo-advisory service in Hong Kong and Singapore to cater to allocation-driven clients.”

“We had 461 IPO distribution and IR clients, up 17.9% year-over-year.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “In celebration of the fifth anniversary of our Nasdaq listing, we are pleased to announce that our board of directors approved a special cash dividend of US$0.25 per ordinary share, or US$2 per American Depositary Share (“ADS”), to holders of ordinary shares and holders of ADSs of record as of the close of business on December 6, 2024, payable in U.S. dollars. The aggregate amount of the special cash dividend to be paid will be approximately US$280 million, which will be funded by surplus cash on Futu’s balance sheet.”

Third Quarter 2024 Financial Results

Revenues

Total revenues were HK$3,436.1 million (US$442.3 million), an increase of 29.6% from HK$2,650.4 million in the third quarter of 2023.

Brokerage commission and handling charge income was HK$1,528.9 million (US$196.8 million), an increase of 51.5% from the third quarter of 2023. This was mainly due to the 74.7% year-over-year increase in total trading volume, partially offset by the decline in blended commission rate from 9.3 bps to 8.0 bps.

Interest income was HK$1,698.8 million (US$218.7 million), an increase of 12.9% from the third quarter of 2023. The increase was mainly driven by higher margin financing income as well as higher interest income from securities borrowing and lending business.

Other income was HK$208.5 million (US$26.8 million), an increase of 52.1% from the third quarter of 2023. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$624.9 million (US$80.4 million), an increase of 42.9% from HK$437.4 million in the third quarter of 2023.

Brokerage commission and handling charge expenses were HK$81.5 million (US$10.5 million), an increase of 29.8% from the third quarter of 2023. Brokerage expenses didn’t move in tandem with brokerage income mainly due to cost savings from our U.S. self-clearing business.

Interest expenses were HK$413.6 million (US$53.2 million), an increase of 43.3% from the third quarter of 2023. The increase was primarily due to higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$129.8 million (US$16.7 million), an increase of 51.3% from the third quarter of 2023. The increase was primarily driven by higher cloud service fees and data transmission fees.

Gross Profit

Total gross profit was HK$2,811.3 million (US$361.8 million), an increase of 27.0% from HK$2,213.0 million in the third quarter of 2023. Gross margin was 81.8%, as compared to 83.5% in the third quarter of 2023.

Operating Expenses

Total operating expenses were HK$1,079.9 million (US$139.0 million), an increase of 20.9% from HK$892.9 million in the third quarter of 2023.

Research and development expenses were HK$384.7 million (US$49.5 million), an increase of 7.0% from the third quarter of 2023. The increase was primarily due to an increase in research and development headcount to support new products and new markets.

Selling and marketing expenses were HK$314.3 million (US$40.5 million), an increase of 48.5% from HK$211.7 million in the third quarter of 2023. This was driven by a 138.0% year-over-year increase in new paying clients, partially offset by lower client acquisition costs.

General and administrative expenses were HK$380.9 million (US$49.0 million), an increase of 18.4% from the third quarter of 2023. The increase was primarily due to an increase in general and administrative personnel.

Income from Operations

Income from operations increased by 31.1% to HK$1,731.3 million (US$222.8 million) from HK$1,320.2 million in the third quarter of 2023. Operating margin increased to 50.4% from 49.8% in the third quarter of 2023.

Net Income

Net income increased by 20.9% to HK$1,319.2 million (US$169.8 million) from HK$1,091.2 million in the third quarter of 2023. Net income margin for the third quarter of 2024 declined to 38.4% from 41.2% in the year-ago quarter. The lower net income margin was due to the unrealized foreign exchange losses from the modest appreciation of Renminbi in the third quarter.

Non-GAAP adjusted net income increased by 20.8% to HK$1,398.4 million (US$180.0 million) from the third quarter of 2023. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per ADS was HK$9.57 (US$1.23), compared with HK$7.97 in the third quarter of 2023. Diluted net income per ADS was HK$9.42 (US$1.21), compared with HK$7.86 in the third quarter of 2023. Each ADS represents eight Class A ordinary shares.

Special Cash Dividend

Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around January 10, 2025 for holders of ordinary shares and holders of ADSs.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, November 19, 2024, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BId8704588e6684a3ca9bc030be815ec01.

It will automatically lead to the registration page of "Futu Holdings Ltd Third Quarter 2024 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7693 to US$1.00, the noon buying rate in effect on September 30, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,937,538	9,048,504	1,164,649
Cash held on behalf of clients	44,369,310	66,419,953	8,549,027
Restricted cash	1,232	1,238	159
Term deposit	5,540	5,440	700
Short-term investments	3,114,613	2,688,996	346,105
Securities purchased under agreements to resell	133,039	228,251	29,379
Loans and advances-current (net of allowance of HK$45,949 thousand and HK$69,444 thousand as of December 31, 2023 and September 30, 2024, respectively)	32,528,421	38,759,786	4,988,839
Receivables:
Clients	293,505	1,086,895	139,896
Brokers	5,189,155	14,717,638	1,894,333
Clearing organizations	4,244,793	5,251,095	675,877
Fund management companies and fund distributors	151,691	1,052,676	135,492
Interest	268,504	402,902	51,858
Prepaid assets	54,691	87,226	11,227
Other current assets	135,479	1,142,494	147,052
Total current assets	95,427,511	140,893,094	18,134,593

Operating lease right-of-use assets	224,092	293,142	37,731
Long-term investments	238,556	618,760	79,642
Loans and advances-non-current	18,934	18,824	2,423
Other non-current assets	1,226,754	1,638,204	210,857
Total non-current assets	1,708,336	2,568,930	330,653
Total assets	97,135,847	143,462,024	18,465,246

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2023	2024	2024
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	69,018	130,723	16,826
Payables:
Clients	48,762,263	77,072,065	9,920,078
Brokers	15,648,286	28,735,209	3,698,558
Clearing organizations	24,096	1,006,077	129,494
Fund management companies and fund distributors	175,575	1,078,427	138,806
Interest	44,109	82,500	10,619
Borrowings	5,651,565	3,668,962	472,238
Securities sold under agreements to repurchase	-	403,104	51,884
Lease liabilities-current	114,682	92,492	11,905
Accrued expenses and other current liabilities	1,939,004	2,543,024	327,317
Total current liabilities	72,428,598	114,812,583	14,777,725

Lease liabilities-non-current	123,335	220,122	28,332
Other non-current liabilities	12,183	11,102	1,430
Total non-current liabilities	135,518	231,224	29,762
Total liabilities	72,564,116	115,043,807	14,807,487

SHAREHOLDERS’ EQUITY
Class A ordinary shares	71	71	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,456,438	18,716,447	2,409,026
Treasury Stock	(5,199,257)	(5,199,257)	(669,205)
Accumulated other comprehensive loss	(49,433)	(26,520)	(3,413)
Retained earnings	11,360,890	14,932,280	1,921,961
Total shareholders' equity	24,568,736	28,423,048	3,658,381

Non-controlling interest	2,995	(4,831)	(622)
Total equity	24,571,731	28,418,217	3,657,759
Total liabilities and equity	97,135,847	143,462,024	18,465,246

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,008,854	1,528,910	196,789	3,040,780	3,987,317	513,214
Interest income	1,504,501	1,698,761	218,650	4,204,477	4,644,581	597,812
Other income	137,060	208,461	26,831	389,899	525,679	67,661
Total revenues	2,650,415	3,436,132	442,270	7,635,156	9,157,577	1,178,687
Costs
Brokerage commission and handling charge expenses	(62,814)	(81,458)	(10,485)	(190,401)	(228,997)	(29,475)
Interest expenses	(288,749)	(413,631)	(53,239)	(639,975)	(1,104,098)	(142,110)
Processing and servicing costs	(85,834)	(129,791)	(16,706)	(272,365)	(336,330)	(43,290)
Total costs	(437,397)	(624,880)	(80,430)	(1,102,741)	(1,669,425)	(214,875)
Total gross profit	2,213,018	2,811,252	361,840	6,532,415	7,488,152	963,812

Operating expenses
Research and development expenses	(359,514)	(384,728)	(49,519)	(1,077,761)	(1,094,158)	(140,831)
Selling and marketing expenses	(211,684)	(314,316)	(40,456)	(527,887)	(945,312)	(121,673)
General and administrative expenses	(321,656)	(380,901)	(49,026)	(943,067)	(1,044,341)	(134,419)
Total operating expenses	(892,854)	(1,079,945)	(139,001)	(2,548,715)	(3,083,811)	(396,923)

Income from operations	1,320,164	1,731,307	222,839	3,983,700	4,404,341	566,889

Others, net	(16,770)	(131,379)	(16,910)	50,191	(142,254)	(18,310)

Income before income tax expense and share of loss from equity method investments	1,303,394	1,599,928	205,929	4,033,891	4,262,087	548,579

Income tax expense	(211,499)	(237,546)	(30,575)	(622,667)	(639,913)	(82,364)
Share of loss from equity method investments	(738)	(43,216)	(5,562)	(8,661)	(58,577)	(7,540)

Net income	1,091,157	1,319,166	169,792	3,402,563	3,563,597	458,675

Attributable to:
Ordinary shareholders of the Company	1,091,465	1,321,062	170,036	3,403,249	3,571,390	459,678
Non-controlling interest	(308)	(1,896)	(244)	(686)	(7,793)	(1,003)
	1,091,157	1,319,166	169,792	3,402,563	3,563,597	458,675

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.00	1.20	0.15	3.07	3.24	0.42
Diluted	0.98	1.18	0.15	3.04	3.19	0.41

Net income per ADS
Basic	7.97	9.57	1.23	24.58	25.89	3.33
Diluted	7.86	9.42	1.21	24.29	25.53	3.29

Weighted average number of ordinary shares used in computing net income per share
Basic	1,095,876,818	1,104,332,890	1,104,332,890	1,107,509,193	1,103,586,659	1,103,586,659
Diluted	1,111,337,025	1,122,047,684	1,122,047,684	1,120,897,949	1,119,231,099	1,119,231,099

Net income	1,091,157	1,319,166	169,792	3,402,563	3,563,597	458,675
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(24,735)	120,132	15,463	(83,176)	22,880	2,945
Total comprehensive income	1,066,422	1,439,298	185,255	3,319,387	3,586,477	461,620

Attributable to:
Ordinary shareholders of the Company	1,066,757	1,441,210	185,501	3,320,101	3,594,303	462,627
Non-controlling interest	(335)	(1,912)	(246)	(714)	(7,826)	(1,007)
	1,066,422	1,439,298	185,255	3,319,387	3,586,477	461,620

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	HK$	HK$	US$	HK$	HK$	US$
Net income	1,091,157	1,319,166	169,792	3,402,563	3,563,597	458,675
Add: Share-based compensation expenses	66,812	79,247	10,200	216,754	252,040	32,441
Adjusted net income	1,157,969	1,398,413	179,992	3,619,317	3,815,637	491,116

Non-GAAP to GAAP reconciling items have no income tax effect.